UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Baker, Jr., Carl
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Date of Event Requiring Statement (Month/Day/Year)
   02/01/2000
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

   Director
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 877                 D   Direct
Common Stock                                                 21,863              I   by Trust (1)

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation           (2)                 Common Stock                 141                   D           Direct
Non-Qualified Stock Option      04/06/97  04/06/03  Common Stock                 999        $10.2700   D           Direct
(right to buy)
Non-Qualified Stock Option      10/04/95  04/04/05  Common Stock                 751        $11.2700   D           Direct
(right to buy)
Non-Qualified Stock Option      02/08/99  02/08/05  Common Stock                 999        $11.7700   D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       01/23/07  Common Stock                 999        $16.5900   D           Direct
(right to buy)
Non-Qualified Stock Option      10/10/97  04/10/07  Common Stock                 751        $18.4900   D           Direct
(right to buy)
Non-Qualified Stock Option      02/01/00  02/01/10  Common Stock                 310        $19.0000   D           Direct
(right to buy)

Explanation of Responses:

(1)
As Beneficiary to a Revocable Trust
(2)
Shares are payable subsequent to termination of service pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred
Compensation Plan For Directors of Peoples Bancorp Inc. and Subsidiaries.
(3)
20% vested six-months from date of grant; thereafter, 20% annual vesting from date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Baker, Jr., Carl
DATE